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Exhibit 12.1

INTERNATIONAL GAME TECHNOLOGY
REGULATION S-K, ITEM 503(d)
RATIOS OF EARNINGS TO FIXED CHARGES

			Years Ended September 30,(3)
		Three Months Ended December 31, 2011
(in millions)	Source/note		2011	2010	2009	2008	2007
Earnings(1)
Income from continuing operations before tax	10K	79.1	427.9	304.9	213.1	578.7	758.8
Add back:
Fixed charges(2)		25.9	112.8	141.0	135.7	101.4	73.8
Amortization of capitalized interest		—	—	—	—	0.0	0.1
Subtract:
Capitalized interest		—	—	—	—	(1.9)	(2.3)

Total Earnings		105.0	540.7	445.9	348.8	678.2	830.4

Fixed charges(2)
Interest expense, includes amortization expense	10K	30.0	130.8	161.7	159.2	123.3	98.3
Less annuity interest expense	FRP	(5.2)	(22.2)	(24.6)	(27.4)	(28.6)	(31.3)

Interest expense excluding annuity interest expense		24.8	108.6	137.1	131.8	94.7	67.0
Capitalized interest		—	—	—	—	1.9	2.3

Interest expense including capitalized interest		24.8	108.6	137.1	131.8	96.6	69.3
Estimate of interest within rental expense @ 1/3 rent expense	10K—Commitment FN	1.1	4.2	3.9	3.9	4.8	4.5

Total Fixed Charges		25.9	112.8	141.0	135.7	101.4	73.8

Ratio of earnings to fixed charges(1)		4.1	4.8	3.2	2.6	6.7	11.3

Footnotes:

(1)
For the purposes of computing this ratio, earnings represent income from continuing operations before fixed charges and income taxes, adjusted to exclude capitalized interest.

(2)
Fixed charges represent interest expense excluding the portion related to liabilities to jackpot winners and including capitalized interest, one-third of total rental expense, and amortization of discount and loan expense related to long-term debt.

(3)
All amounts have been recast for discontinued operations.

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  Exhibit 12.1